     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2004
                                                   1933 ACT FILE NO. 333-_______
                                                   1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                            REGISTRATION STATEMENT ON
                                    FORM S-6

                                   ----------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.      EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 190

B.      NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

C.      COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

D.      NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  Copies to:

     NICHOLAS DALMASO, ESQ.                  ERIC F. FESS
     Senior Managing Director
     and General Counsel
     Claymore Securities, Inc.             Chapman and Cutler LLP
     2455 Corporate West Drive             111 West Monroe Street
     Lisle, Illinois 60532                 Chicago, Illinois 60603
     (630) 505-3736                        (312) 845-3000

        It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on (date) pursuant to paragraph (b)

/ /     60 days after filing pursuant to paragraph (a)

/ /     on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F.      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of
                                                     the Registration Statement.

/ /     Check box if it is proposed that this filing will become effective on
        (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                  PRELIMINARY PROSPECTUS DATED AUGUST 26, 2004

                             SUBJECT TO COMPLETION

================================================================================

[LOGO OMITTED]

Claymore Securities Defined Portfolios, Series 190

Closed-End Convertible and Income Portfolio, Series 4

Closed-End Senior Loan and Income Portfolio, Series 3

================================================================================

        Final prospectuses for prior Series of the Claymore Securities Defined Portfolios are hereby incorporated by reference and used as part of a preliminary prospectus for Claymore Securities Defined Portfolios, Series 190 (the "TRUST"). The final prospectus for the Trust is expected to be substantially similar to the previous prospectuses. However, specific information with respect to the Trust, including pricing, the size and composition of the Trust's portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only.

        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

        The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Incorporated herein by reference is the prospectus from Claymore Securities Defined Portfolios, Series 177 (Registration No. 333-114530) dated May 5, 2004 and Claymore Securities Defined Portfolios, Series 176 (Registration No. 333114305) dated April 21, 2004 which shall be used as a preliminary prospectus for Claymore Securities Defined Portfolios, Series 190. The final prospectus for Claymore Securities Defined Portfolios, Series 176, was filed pursuant to Rule 497 under the Securities Act on April 22, 2004. The final prospectus for Claymore Securities Defined Portfolios, Series 177, was filed pursuant to rule 497 under the Securities Act on May 6, 2004.

                       CONTENTS OF REGISTRATION STATEMENT

        A.      Bonding Arrangements of Depositor:

        The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

          INSURER/POLICY NO.                           AMOUNT
     National Union Fire Insurance
  Company of Pittsburgh, Pennsylvania                 $ 250,000
              959-9000

        This Registration Statement comprises the following papers and documents.

                The Facing Sheet
                The Prospectus
                The Signatures
                Consents of Counsel

        The following exhibits:

1.1     Reference Trust Agreement (to be supplied by amendment).

1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
        1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 171 (File No. 333-112575 filed on February 19, 2004).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 190 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 26th day of August, 2004.

                                    CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                      SERIES 190, Registrant

                                    By: CLAYMORE SECURITIES, INC., Depositor


                                        By:   /s/ Nicholas Dalmaso
                                            --------------------------
                                                  Nicholas Dalmaso

        Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below on August 18, 2004 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

   SIGNATURE*              TITLE**                        DATE
                                                      )   By:  /s/ Nicholas Dalmaso
                                                      )        ------------------------
                                                      )               Nicholas Dalmaso
                                                      )               Attorney-in-Fact*
                                                      )
DAVID HOOTEN*              Chairman of the Board of   )        August 26, 2004
                           Directors                  )

/S/ CHARLES MILLINGTON     Chief Financial Officer             August 26, 2004
----------------------
    CHARLES MILLINGTON

/S/ NICHOLAS DALMASO       Executive Vice President,           August 26, 2004
--------------------       Secretary, Treasurer and
    NICHOLAS DALMASO       Director

----------
*       An executed copy of the related power of attorney was filed as Exhibit
        6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

        The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      CONSENT OF EMMET, MARVIN & MARTIN LLP

        The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

        Re:     Claymore Securities Defined Portfolios, Series 190

        The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

        Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).

                                    1933 ACT

                                  THE INDENTURE

        The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.


                                                  CHAPMAN AND CUTLER LLP

Chicago, Illinois
August 26, 2004